Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Agrium, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-11254) on Form S-8 of Agrium Inc. of our report dated June 11, 2004 relating to the statement of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule of assets (held for investment purposes) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Agrium U.S. Inc. 401(k) Retirement Savings Plan.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village,Colorado
June 25, 2004